MANAGEMENT STATEMENT REGARDING
              COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT
                               COMPANY ACT OF 1940
                               -------------------

We, as members of management of the Pillar Funds (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management of Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2000.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2000, with respect to securities reflected in the investment account of the Company.

SUMMIT BANK

By:

/S/  RICHARD E. MANSFIELD, JR.

-----------------------------
Richard E. Mansfield, Jr.
Senior Vice President